FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CONTENT

Consolidated Financial Statements

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	3
CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD	4
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD	5
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY FOR THE PERIOD	6
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE PERIOD	7

Notes to the Consolidated Interim Financial Statements

2

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of March 31,	As of December 31,
		2019	2018
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,550,598	2,065,441
Cash items in process of collection	5	410,616	353,757
Trading investments	6	94,808	77,041
Investments under resale agreements		5,015	-
Financial derivative contracts	7	2,983,230	3,100,635
Interbank loans, net	8	26,414	15,065
Loans and accounts receivables from customers, net	9	29,779,287	29,470,370
Available for sale investments	10	2,799,044	2,394,323
Held to maturity investments		-	-
Investments in associates and other companies		33,098	32,293
Intangible assets	11	63,302	66,923
Property, plant, and equipment	12	201,093	253,586
Right of use assets	12	199,529	-
Current taxes	13	10,195	-
Deferred taxes	13	416,922	382,934
Other assets	14	1,094,414	984,988
TOTAL ASSETS		39,667,565	39,197,356

LIABILITIES
Deposits and other demand liabilities	15	8,526,343	8,741,417
Cash items in process of being cleared	5	275,695	163,043
Obligations under repurchase agreements		120,935	48,545
Time deposits and other time liabilities	15	12,935,703	13,067,819
Financial derivative contracts	7	2,546,341	2,517,728
Interbank borrowing		1,734,863	1,788,626
Issued debt instruments	16	8,534,221	8,115,233
Other financial liabilities	16	215,879	215,400
Obligation for lease contract	12	154,839	-
Current taxes	13	-	8,093
Deferred taxes	13	60,264	15,470
Provisions	18	341,823	329,940
Other liabilities	19	852,470	900,408
TOTAL LIABILITIES		36,299,376	35,911,647

EQUITY
Attributable to the equity holders of the Bank		3,312,798	3,239,546
Capital	21	891,303	891,303
Reserves	21	1,923,022	1,923,022
Valuation adjustments	21	5,341	10,890
Retained earnings		502,132	414,331
Retained earnings from prior years		591,902	-
Income for the year		125,430	591,902
Minus: Provision for mandatory dividends		(215,200)	(177,571)
Non-controlling interest	23	46,391	46,163
TOTAL EQUITY		3,368,189	3,285,709

TOTAL LIABILITIES AND EQUITY		39,667,565	39,197,356

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		As of March 31,
		2019	2018
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	24	460,751	528,052
Interest expense	24	(138,050)	(181,337)

Net interest income		322,701	346,715

Fee and commission income	25	121,366	124,154
Fee and commission expense	25	(50,691)	(48,660)

Net fee and commission income		70,675	75,494

Net income (expense) from financial operations	26	(168,510)	(27,174)
Net foreign exchange gain	27	207,355	50,395
Other operating income	32	5,156	6,307

Net operating profit before provision for loan losses		437,377	451,737

Provision for loan losses	28	(76,274)	(75,405)

NET OPERATING PROFIT		361,103	376,332

Personnel salaries and expenses	29	(94,557)	(89,516)
Administrative expenses	30	(59,336)	(62,155)
Depreciation and amortization	31	(26,163)	(19,180)
Impairment of property, plant, and equipment	31	-	(39)
Other operating expenses	32	(14,165)	(9,921)

Total operating expenses		(194,221)	(180,811)

OPERATING INCOME		166,882	195,521

Income from investments in associates and other companies		923	825

Income before tax		167,805	196,346

Income tax expense	13	(42,146)	(44,553)

NET INCOME FOR THE PERIOD		125,659	151,793

Attributable to:
Equity holders of the Bank		125,430	151,016
Non-controlling interest	23	229	777
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	21	0.666	0.801
Diluted earnings	21	0.666	0.801

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		March 31,
		2019	2018
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		125,659	151,793

OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	10	9,677	4,232
Cash flow hedge	21	(17,278)	(7,122)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(7,601)	(2,890)

Income tax related to items which may be reclassified subsequently to profit or loss	13	2,052	806

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(5,549)	(2,084)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED TO PROFIT OR LOSS		-	-

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		120,110	149,709

Attributable to:
Equity holders of the Bank		119,881	148,980
Non-controlling interest	23	229	729

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended March 31, 2019 and 2018

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Hedge cash flow	Income tax effects	Prior years retained earnings	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063
Distribution of income from previous period	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	564,815	-	(169,444)	3,066,180	41,883	3,108,063
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	1	1
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(45,305)	(45,305)	-	(45,305)
Subtotals	-	-	-	-	-	-	-	-	(45,305)	(45,305)	1	(45,304)
Other comprehensive income	-	-	-	4,269	(7,122)	817	-	-	-	(2,036)	(48)	(2,084)
Income for the year	-	-	-	-	-	-	-	151,016	-	151,016	777	151,793
Subtotals	-	-	-	4,269	(7,122)	817	-	151,016	-	148,980	729	149,709
Equity as of March 31, 2018	891,303	1,784,042	(2,224)	4,728	(10,684)	1,608	564,815	151,016	(214,749)	3,169,855	42,613	3,212,468

Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	-	591,902	(177,571)	3,239,546	46,163	3,285,709
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	591,902	-	(177,571)	3,239,546	46,163	3,285,709
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	(423,611)	-	(423,611)
Other equity movements	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(37,629)	(37,629)	-	(37,629)
Subtotals	-	-	-	-	-	-	-	-	(37,629)	(37,629)	(1)	(37,630)
Other comprehensive income	-	-	-	9,677	(17,278)	2,052	-	-	-	(5,549)	-	(5,549)
Income for the year	-	-	-	-	-	-	-	125,430	-	125,430	229	125,659
Subtotals	-	-	-	9,677	(17,278)	2,052	-	125,430	-	119,881	229	120,110
Equity as of March 31, 2019	891,303	1,925,246	(2,224)	14,791	(7,475)	(1,975)	591,902	125,430	(215,200)	3,321,798	46,391	3,368,189

(*) See note 1 b) for non-controlling interest.

	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in chilean pesos)

Year 2016 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2,248

Year 2015 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended

		March 31,
		2019	2018
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		125,659	151,793
Debits (credits) to income that do not represent cash flows		(252,061)	(290,860)
Depreciation and amortization	31	26,163	19,180
Impairments of property, plant, and equipment and intangibles	31	-	39
Provision for loan losses	28	97,585	96,224
Provision from trading investments mark to market		7,713	1,438
Income from investments in associates and other companies		(923)	(825)
Net gain on sale of assets received in lieu of payment	32	(4,896)	(5,945)
Provision on assets received in lieu of payment	32	212	446
Net gain on sale of associates and other companies		-	-
Net gain on sale of controlled companies		-	-
Net gain on sale of property, plant, and equipment	32	(50)	(1)
Charge off of assets received in lieu of payment	32	2,622	5,448
Net interest income	24	(322,701)	(346,715)
Net fee and commission income	25	(70,675)	(75,494)
Other debits (credits) to income that do not represent cash flows		(3,705)	-
Changes in deferred taxes	13	12,933	15,345
Increase/decrease in operating assets and liabilities		(439,868)	291,442
(Increase) decrease of loans and accounts receivables from customers, net		(306,865)	(771,920)
(Increase) decrease of financial investments		(422,488)	(104,717)
Decrease (increase) due to resale agreements (assets)		(5,015)	-
Decrease (increase) of interbank loans		(11,349)	153,372
(Increase) decrease of assets received or awarded in lieu of payment		38	1,431
Increase (decrease) of debits in customers checking accounts		(36,080)	232,245
Increase (decrease) of time deposits and other time liabilities		(132,116)	54,830
Increase (decrease) of obligations with domestic banks		1,280	(480)
Increase (decrease) of other demand liabilities or time obligations		(178,994)	175,197
Increase (decrease) of obligations with foreign banks		(55,039)	(375,365)
Increase (decrease) of obligations with Central Bank of Chile		(4)	-
Increase (decrease) of obligations under repurchase agreements		72,390	(162,162)
Increase (decrease) in other financial liabilities		479	1,654
Increase (decrease) of obligation for lease contract		154,839	-
Net increase of other assets and liabilities		(409,234)	783,161
Redemption of letters of credit		(2,190)	(2,612)
Mortgage bond issuances		-	-
Senior bond issuances		850,810	-
Redemption mortgage bonds and payments of interest		(3,046)	(2,589)
Redemption and maturity of of senior bonds and payments of interest		(350,660)	(112,812)
Interest received		460,751	528,052
Interest paid		(138,050)	(181,337)
Dividends received from investments in other companies		-	-
Fees and commissions received	25	121,366	124,154
Fees and commissions paid	25	(50,691)	(48,660)
Total cash flow provided by (used in) operating activities		(566,270)	152,375

The accompanying notes 1 to 35 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		March 31,
		2019	2018
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(4,110)	(3,506)
Sales of property, plant, and equipment	12	47,107	60
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		-	-
Purchases of intangible assets	11	(2,731)	(5,064)
Total cash flow provided by (used in) investment activities		40,266	(8,510)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(4,277)	(4,142)
Increase in other obligations		-	-
Subordinated bonds emisions		-	-
Redemption of subordinated bonds and payments of interest		(4,277)	(4,142)
Dividends paid		-	-
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(4,277)	(4,142)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(530,281)	139,723

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(40,355)	(16,852)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,256,155	1,634,341

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,685,519	1,757,212

		As of March 31,
Reconciliation of provisions for the Consolidated Interim Statements		2019	2018
of Cash Flows for the periods		MCh$	MCh$

Provision for loan losses for cash flow purposes		97,585	96,224
Recovery of loans previously charged off		(21,311)	(20,819)
Provision for loan losses - net	28	76,274	75,405

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2018 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	March, 31 2019 MCh$
Subordinated Bonds	795,957	(4,247)	-	-	3,563	-	795,243
Paid dividends	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	773,192	(4,247)	-	-	3,536	-	795,243

The accompanying notes 1 to 35 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of March 31, 2019, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements as of March 31, 2019 and 2018 and December 31, 2018, include the financial statements from the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above.

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
•	The potential voting rights held by the Bank, other vote holders or other parties.
•	The rights arising from other contractual agreements.
•	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of March 31,
		Place of	2019			2018
		Incorporation	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	And operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada(*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(*) On July 25, 2018, the company has ceased conducting foreign currency purcharse and sale operations, hence forth this operation will be carried out directly by the Bank.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of March 31, 2019 and 2018 and December 31, 2018 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

		Percentage of ownership share
		Place of	As of March 31,
		Incorporation and	2019	2018
Associates	Main activity	operation	%	%
Redbanc S.A. (*)	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	12.07

(*) During 2018 Banco Santander-Chile, has granted a mandate to Credicorp Capital to exercise all its political rights as a shareholder.

In the case of Nexus S.A. and Compensation Chamber for High-Value Payments S.A., Banco Santander Chile has a representative in the Board of Directors of such companies, which is why the Administration has concluded that it exercises significant influence over the same.

In the case of Market Infrastructure Services OTC S.A. The Bank participates, through its executives, actively in the administration and in the organizational process, which is why the Administration has concluded that it exerts significant influence about it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d)	Reporting segments

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity),
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance,
iii.	for which discrete financial information is available.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues.

Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$679.91 per US$1 for March, 2019 (Ch$604.67 per US$1 for March 2018 and Ch$697.76 per US$1 for December, 2018).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of March 31, 2019 and 2018 and December 31, 2018, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	it has been acquired with the purpose of selling it in the short term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

•	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

•	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

•	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

•	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

•	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

•	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

•	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to- maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of March 31, 2019 and December 31, 2018, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Interim Statement of Financial Position:

•	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

•	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

•	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

•	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

•	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

•	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk

(CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. As of March 31, 2019, the CVA and DVA are Ch$ 8,462 million and Ch$ 14,838 million, respectively.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of March 31, 2019 and 2018 and as of December 31, 2018 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.
ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black- Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.
iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”),
and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.
b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.
c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are interrupted, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a.	asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 24). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”, using retrospectively with the cumulative effect recognised at the date of initial application method and therefore has not restated the prior comparative information, which continues to be reporting under IAS 18 “Revenue recognition”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.
-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie's custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie's brokerage.
-	Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l)	Right-of-use assets and lease liabilities

The Bank is party to lease contracts for offices and branches, all those required to carry out its business activities.

Leases are recognized, measured and presented in accordance with IFRS 16 “Leases”.

The lease term comprises non-cancelable period of lease contracts, and typically contains automatic extension, which is not consider in the lease liability since both parties have a genuine ability to negotiate. Additionally, each party has the right of early termination. For lease contract with indefinite term the Bank has estimates the length equal to maximum non-cancelable contracts period. The same economic useful life is apply to determine the depreciation rate of right-of-use assets.

The present value of the lease payment is determined using the discount rate representing the incremental borrowing rate at the date when lease contract commences or is modify.

The Bank has elected to apply IFRS 16 using the modified retrospective approach, and does not restate comparative figures. Thus, disclosures related to prior year were prepared under IAS 17 Leases.

According to the above, the Bank has elected to recognize a lease liability at the date of initial application, as the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application, and the right-of-use, for an amount equal to the lease liability.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos.

The Bank has decided not to apply the new guidance to leases whose term will end within 12 months of the date of initial application. In those cases, the leases are accounted for as short-term leases, and the lease payments associated with them will be recognised as an expense from short-term leases.

m)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

n)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

o)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years. Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

p)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

q)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

	Debtor’s	Probability of
Portfolio	Category	Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non- predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

r)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

s)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

t)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

u)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

As of March 31, 2019 and December 31, 2018, the bank has not qualified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Interim Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 31, 2018 the average selling cost has been estimated at 3.4% of the appraisal value (5.1% for December 31, 2016).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

v)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of March 31, 2019 and December 31, 2018, the Bank did not have any instruments that generated dilution.

w)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

x)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

y)	Provision for mandatory dividends

As of March 31, 2019 and December 31, 2018, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

z)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:
(a)	actuarial gains and losses;
(b)	the performance of plan assets, and;
(c)	changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

aa)	New accounting pronouncements

I.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Consolidated Interim Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards Issued by the SBIF

Circular N ° 3,645 - Leases in accordance with IFRS 16. Modifies and complements the Compendium of Accounting Standards. Chapters A- 2, B-1, C-1 and C-3 - On January 11, 2019, the SBIF issued this circular with the purpose of clarifying the way in which banks must apply the criteria defined in the International Information Standard. Financial N ° 16 (IFRS 16). Detailing the changes in the statement of financial position and income statement, and notes.

These modifications are applicable as of January 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner, and there are no relevant situations that indicate otherwise.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases.

This regulation is applicable as of January 1, 2019. The Administration carried out an implementation process during the year 2018, which culminated successfully with the application as of January 1, 2019, using the modified retrospective method, this means that At the date of initial application, the right-of-use asset is equal to the financial liability, and in addition it has been chosen not to restate the balances of the previous year, for more information see related accounting policies and Note 02 of accounting changes.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRIC 23 Uncertainty about the treatment of income tax - This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which applies to the determination of taxable income, tax base, tax losses and unused credits, when there is an uncertainty about the treatment according to IAS 12 "Income Tax". This standard covers four points: (a) If an entity considers tax uncertainties individually or together, (b) The assumptions that an entity makes about the tax treatment review established by the tax authority, (c) As an entity determines the taxable profit (or loss), the tax base, tax loss and unused credits and tax rates, and (d) How an entity considers changes in facts and circumstances.

This interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted. Management has assessed that the implementation of this interpretation has not had a material impact on the Bank's consolidated financial statements.

Amendment to IAS 28 Long-Term Participations in Associates and Joint Ventures - On October 12, 2017 the IASB published this amendment to clarify that an entity would also apply IFRS 9 to a long-term participation in an associate or joint venture to which the participation method does not apply. When applying IFRS 9, the adjustments of the long-term interests that arise from the application of this Standard will not be taken into account.

This amendment is effective retroactively in accordance with IAS 8 to annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of this amendment has not had a material impact on the Consolidated Interim Financial Statements. from the bank.

Annual Improvements, cycle 2015-2017 - This amendment published on December 12, 2017 introduces the following improvements:

IFRS 3 Business Combinations / IFRS 11 Joint Agreements: deals with the prior interest in a joint operation, as a business combination in stages. IAS 12 Income Tax: deals with the consequences in income tax of payments of financial instruments classified as equity. IAS 23 Loan costs: deals with the eligible costs for capitalization.

This amendment is effective for annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

Amendment IAS 19 - Modification, reduction or liquidation of pension plans - This amendment issued on February 7, 2018 introduces the following modifications:

1. If a modification, reduction or liquidation of a plan occurs, it is now mandatory that the current service cost and the net interest for the period subsequent to the new measurement be determined using the assumptions used for the new measurement.

2. In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset's ceiling.

An entity applies these amendments on or after January 1, 2019. Early application is allowed, but must be disclosed. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

II.	New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of March 31, 2019

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of March 31, 2019. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

1.	Accounting Standards issued by the Superintendency of Banks and Financial Institutions

Circular N ° 3,638 - Establishes standard method of provisions for commercial loans of the group portfolio - On July 6, 2018 the SBIF issued this circular that establishes the standard methods that must be used by banking entities to estimate provisions for risk of credit of the commercial portfolio of group analysis, which will be incorporated into Chapter B-1 of the Compendium of Accounting Standards.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

• Method for the Commercial Leasing portfolio: it considers the delinquency, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset (PVB) of the operation.

• Method for the Student portfolio: it considers the type of loan granted (whether it is CAE or not), the enforceability of the payment and the delinquency that it presents, in case the loan is required.

• Method for the Commercial Generic portfolio: considers delinquency and the existence of real guarantees that guarantee the placement. In the case of mediating guarantees, the relationship between the placement and the value of the collateral that covers it is considered.

The use of the standard method to establish provisions on credits of the group commercial portfolio, will be mandatory as of July 1, 2019, while the accounting effects of first application should be considered as a change in an accounting estimate according to IAS 8 , and therefore, register in results. The Administration is working on the implementation of these modifications, and there are no relevant situations to date that indicate otherwise.

Circular N ° 3.647 - Standard method of provisions for commercial loans of the group portfolio. Complements instructions on factoring operations, Chapter B-1 of the Compendium of Accounting Standards - On January 31, 2019 the SBIF issued this circular with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor's responsibility in the operations of factoring, for this it has been considered necessary to introduce a particular factor in the component "Loss Given Default" (PDI) of the standard method for the commercial portfolio of group analysis, which must be considered for the calculation of provisions of said operations, as provided in Chapter B-1 of the Compendium of Accounting Standards.

This amendment does not alter the effective date of the standard method of provisions for commercial loans of the group portfolio established in Circular No. 3,638, which is mandatory as of July 1, 2019. The Administration will make the necessary adjustments to comply with this requirement in a timely manner, there being no relevant situations that indicate otherwise.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

-	The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and
-	The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

This regulation was effective as of January 1, 2018. Early application is allowed. The Administration in accordance with the Superintendency of Banks and Financial Institutions pronouncement, will not apply this standard meantime SBIF does not provide it as a mandatory standard for all Chilean banks.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 17 Insurance contracts - This regulation issued on May 18, 2017, establishes principles for the recognition, measurement, presentation and disclosure of the insurance contracts issued. It also requires similar principles to apply to maintained reinsurance contracts and to investment contracts issued with discretionary participation components. IFRS 17 repeals IFRS 4 Insurance Contracts.

IFRS 17 will apply to annual periods beginning on or after January 1, 2021. Early application is permitted. This standard does not apply directly to the Bank, however, the Bank has a participation in insurance business and it will be ensured that this regulation is applied correctly and in a timely manner.

Conceptual framework for financial reporting 2018 - This framework was issued on March 29, 2018, and its purpose is to: (a) assist the IASB in the development of IFRS regulations on a consistent basis of concepts, (b) assist preparers in the development of consistent accounting policies when there is no standard that applies to a particular transaction or other event, or when a standard allows a series of accounting policies; and (c) assist the parties in the understanding and interpretation of the regulations.

The revised framework includes a new chapter on measurement, guidelines for reporting financial performance, improvements to definition and guidance, and clarifications of important issues (for example: management functions, prudence and measurement of uncertainties in financial reporting).

The IASB also included an amendment that updates references to the framework in certain standards. These amendments are effective for annual periods beginning on January 1, 2020. Bank Management is evaluating the potential impact of this modification.

Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications:

(a) clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products;

(b) eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products;

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d) restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; Y

(e) they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business.

Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The Administration does not initially see an effect until a business combination is made.

Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition.

This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. . Permit your anticipate app. The Bank's Administration is evaluating the potential impact of this modification.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 02

ACCOUNTING CHANGES

IFRS 15:

Starting on January 1, 2018, IFRS 15; revenues from contracts with customers has become effective. In accordance with the Bank activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently a high deeply review of the fees and comission has been performed, to ensure the five step approach are fully met.

The Bank has ellected to apply retrospectively with the cumulative effect recognised at the date of initial application method, this method allow not to restate prior compare period.

The Bank concludes that there are not quantitative effects, however new disclosure requirements must be adopted. See Note 1 and Note 25.

IFRS 16:

On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognise a right-of-use asset for an amount equal to the lease liability, which amounted MCh$154,284.

For more details, see Note 12.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 03

SIGNIFICANT EVENTS

As of March 31, 2019, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a) Bylaws and The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 28, 2019, it was agreed to propose to the Ordinary Shareholders' Meeting that it will cite by April 23, 2019, a dividend of $ 1.88457837 per share, corresponding 60% of the profits for the 2018 fiscal year. Likewise, the board will propose that the remaining 40% of the profits be used to increase the Bank's reserves.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 26, 2019, the following matters were agreed:

-	On the occasion of the resignation of the Director Mr. Andreu Plaza López, the Board of Directors of the Bank has appointed Mr. Rodrigo Echenique Gordillo as its Regular Director in his replacement.
-	It was agreed to subscribe a principle in agreement with SKBergé S.A., by which the acquisition by the Bank of SKBergé Financing S.A. of the shares owned and representing 49% of the capital stock of Santander Consumer Chile S.A., in the total value of $ 59,063,470,000 million.

b) Issuance and repurchase of bank bonds

b.1) Senior bonds

As of March 31, 2019, the Bank has issued current bonds for EUR 30,000,000 and CHF 150,000,000. The detail of the placements made during the current year is included in Note N ° 16.

Series	Currency	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
EUR	EUR	7	1.09%	02-01-2019	30,000,000	02-07-2026
Total	EUR				30,000,000
CHF	CHF	5.6	0.38%	03-12-2019	150,000,000	09-27-2024
Total	CHF				150,000,000

b.2) Subordinated bonds

As of March 2019, the Bank has not issued subordinated bonds.

b.3) Mortgage bonds

As of March 2019, the Bank has not issued mortgage bonds.

b.4) Repurchased bonds

Durin the first trimester of 2019 the Bank has repurchased the following bonds:

Fecha	Tipo	Moneda	Monto
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of March 31, 2019. Regarding the information corresponding to the year 2018, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the duecomparability of the figures.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 04

REPORTING SEGMENTS, continued

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of March 31, 2019 and 2018:

	March 31, 2019
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	20,983,054	230,796	57,166	5,879	(68,263)	(137,707)	87,871
Middle-market	7,885,255	68,939	9,914	4,279	(10,095)	(22,756)	50,281
Commercial Banking	28,868,309	299,735	67,080	10,158	(78,358)	(160,463)	138,152

Global Corporate Banking	1,590,697	22,398	7,584	19,250	(318)	(17,196)	31,718
Other	141,254	568	(3,989)	9,437	2,402	(2,397)	6,021
Total	30,600,260	322,701	70,675	38,845	(76,274)	(180,056)	175,891
Other operating income							5,156
Other operating expenses							(14,165)
Income from investments in associates and other companies							923
Income tax expense							(42,146)
Net income for the year							125,659

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

	March 31, 2018
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	19,380,964	233,150	59,178	5,051	(74,062)	(131,152)	92,165
Middle-market	6,975,218	65,829	9,081	3,115	(2,019)	(21,630)	54,376
Commercial Banking	26,356,182	298,979	68,259	8,166	(76,081)	(152,782)	146,541

Global Corporate Banking	1,886,261	23,644	10,495	7,538	(162)	(14,550)	26,965
Other	101,951	24,092	(3,260)	7,517	838	(3,519)	25,668
Total	28,344,394	346,715	75,494	23,221	(75,405)	(170,851)	199,174
Other operating income							6,307
Other operating expenses							(9,960)
Income from investments in associates and other companies							825
Income tax expense							(44,553)
Net income for the period							151,793

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Cash and deposit in banks
Cash	627,810	824,863
Deposit in the Central Bank of Chile	815,931	953,016
Deposit in domestic banks	532	664
Deposit in foreign banks	106,325	286,898
Subtotal	1,550,598	2,065,441

Cash in process of collection, net	134,921	190,714

Cash and cash equivalents	1,685,519	2,256,155

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	155,261	210,546
Funds receivable	255,355	143,211
Subtotal	410,616	353,757
Liabilities
Funds payable	275,695	163,043
Subtotal	275,695	163,043

Cash in process of collection, net	134,921	190,714

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	3,045	22,947
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	61,319	48,211
Subtotal	64,364	71,158

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	-	-

Foreign financial securities
Foreign Central Banks and Government securities	30,444	-
Other foreign financial instruments	-	5,883
Subtotal	30,444	5,883

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	94,808	77,041

As of March 31, 2019 and December 31, 2017, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of March 31, 2019 and December 31, 2018, the Bank holds the following portfolio of derivative instruments:

	As of March 31, 2019
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	129,000	821,970	981,638	1,932,608	16,923	15,938
Cross currency swaps	489,530	998,212	6,747,945	8,235,687	95,660	58,044
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	618,530	1,820,182	7,729,583	10,168,295	112,583	73,982

Cash flow hedge derivatives
Currency forwards	168,151	-	-	168,151	-	1,296
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	327,553	4,118,252	8,785,441	13,231,246	73,923	29,192
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	495,704	4,118,252	8,785,441	13,399,397	73,923	30,488

Trading derivatives
Currency forwards	13,725,408	14,910,247	6,010,729	34,646,384	414,693	326,620
Interest rate swaps	9,901,953	23,779,912	75,344,336	109,026,201	867,332	738,352
Cross currency swaps	1,101,278	14,525,576	71,260,110	86,886,964	1,512,066	1,375,014
Call currency options	60,764	22,799	74,504	158,067	2,529	724
Call interest rate options	-	-	-	-	-	-
Put currency options	67,258	19,836	73,375	160,469	104	1,161
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	24,856,661	53,258,370	152,763,054	230,878,085	2,796,724	2,441,871

Total	25,970,895	59,196,804	169,278,078	254,445,777	2,983,230	2,546,341

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2018
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	80,000	491,600	1,191,012	1,762,612	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	7,983,106	96,357	36,708
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	80,000	1,768,509	7,897,209	9,745,718	111,146	45,896

Cash flow hedge derivatives
Currency forwards	205,750	168,151	-	373,901	-	8,013
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,920,900	1,970,412	9,191,209	13,082,521	79,859	32,712
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,126,650	2,138,563	9,191,209	13,456,422	79,859	40,725

Trading derivatives
Currency forwards	15,301,943	13,080,875	6,062,183	34,445,001	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	103,542,394	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	80,002,756	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	144,545	4,332	854
Call interest rate options	-	-	-	-	-	-
Put currency options	23,411	50,445	56,392	130,248	-	363
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	29,549,291	44,109,542	144,606,111	218,264,944	2,909,630	2,431,107

Total	31,755,941	48,016,614	161,694,529	241,467,084	3,100,635	2,517,728

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

The hedged items and hedge instruments under fair value hedges as of March 31, 2019 and December 31, 2018, classified by term to maturity are as follows:

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	871,892	1,070,705	260,246	603,818	2,806,661
Available for sale investments
Yankee bond	-	-	-	167,670	167,670
Mortgage finance bonds	-	3,512	-	-	3,512
American treasury bonds	-	67,991	33,996	135,982	237,969
Chilean General treasury bonds	-	304,818	-	51,000	355,818
Central bank bonds (BCP)	-	449,729	-	-	449,729
Time deposits and other demand liabilities
Time deposits	805,383	-	-	-	805,383
Issued debt instruments
Senior bonds	761,437	1,007,825	1,415,581	2,156,710	5,341,553
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	2,438,712	2,904,580	1,709,823	3,115,180	10,168,295
Hedging instrument
Cross currency swaps	1,487,742	2,586,590	1,400,828	2,760,527	8,235,687
Interest rate swaps	950,970	317,990	308,995	354,653	1,932,608
Total	2,438,712	2,904,580	1,709,823	3,115,180	10,168,295

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	653,872	1,272,382	276,590	603,818	2,806,662
Available for sale investments
Yankee bonds	-	-	-	172,072	172,072
Mortgage financing bonds	-	-	3,779	-	3,779
American treasury bonds	-	-	-	174,440	174,440
Chilean General treasury bonds	-	304,818	-	220,041	524,859
Central bank bonds (BCP)	-	449,730	-	-	449,730
Time deposits and other demand liabilities
Time deposits	486,013	-	-	-	486,013
Issued debt instruments
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	5,128,163
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718
Hedging instrument
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	7,983,106
Interest rate swaps	571,600	350,000	350,000	491,012	1,762,612
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of March 31, 2019 and December 31, 2017, and the periods when the cash flows will be generated are as follows:

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,468,897	2,317,471	1,135,984	2,467,089	7,389,441
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits (ASI)	-	-	-	-	-
Yankee bond	-	50,030	196,275	-	246,305
Chilean Central Bank bonds	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	658,165	-	-	658,165
Senior bonds (fixed rate)	498,523	473,007	645,544	540,855	2,157,929
Interbank borrowings
Interbank loans	2,646,536	134,393	-	-	2,780,929
Total	4,613,956	3,633,066	2,144,431	3,007,944	13,399,397
Hedging instrument
Cross currency swaps	4,445,805	3,633,066	2,144,431	3,007,944	13,231,246
Currency forwards	168,151	-	-	-	168,151
Total	4,613,956	3,633,066	2,144,431	3,007,944	13,399,397

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,890,696	3,026,824	1,459,389	2,467,090	8,843,999
Commercial loans	109,585	-	-	-	109,585
Available for sale investments
Time deposits (ASI)	-	-	-	-	-
Yankee bond	-	-	246,306	-	246,306
Chilean Central Bank bonds	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	666,823	-	-	666,823
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	1,658,733
Interbank borrowings
Interbank loans	1,764,348	-	-	-	1,764,348
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422
Hedging instrument
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	13,082,521
Currency forwards	373,901	-	-	-	373,901
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	155,936	68,725	12,886	3,125	240,672
Outflows	(90,500)	(44,524)	(2,633)	(2,030)	(139,687)
Net flows	65,436	24,201	10,253	1,095	100,985

Hedging instrument
Inflows	90,500	44,524	2,633	2,030	139,687
Outflows (*)	(155,936)	(68,725)	(12,886)	(3,125)	(240,672)
Net flows	(65,436)	(24,201)	(10,253)	(1,095)	(100,985)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	76,736	35,994	3,062	2,401	118,193
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	(190,131)
Net flows	(49,011)	(10,378)	(10,249)	(2,300)	(71,938)

Hedging instrument
Inflows	(76,736)	(35,994)	(3,062)	(2,401)	(118,193)
Outflows (*)	125,747	46,372	13,311	4,701	190,131
Net flows	49,011	10,378	10,249	2,300	71,938

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	8,986	78,600	170,762	318,637	576,985
Outflows	(8,528)	-	-	-	(8,528)
Net flows	458	78,600	170,762	318,637	568,457

Hedging instrument
Inflows	8,528	-	-	-	8,528
Outflows	(8,986)	(78,600)	(170,762)	(318,637)	(576,985)
Net flows	(458)	(78,600)	(170,762)	(318,637)	(568,457)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	37,086	73,576	166,516	310,293	587,471
Outflows	(14,036)	-	-	-	(14,036)
Net flows	23,050	73,576	166,516	310,293	573,435

Hedging instrument
Inflows	14,036	-	-	-	14,036
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	(587,471)
Net flows	(23,050)	(73,576)	(166,516)	(310,293)	(573,435)

b.3) Forecasted cash flows for exchange rate risk:

As of March 31, 2019 and December 31, 2018, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of March 31, 2019 and December 31, 2017, and is as follows:

	As of March 31,
	2019	2018
Hedged item	MCh$	MCh$

Interbank loans	(4,167)	601
Time deposits and other time liabilities	-	(307)
Issued debt instruments	(12,487)	358
Available for sale investments	(1,817)	(1,042)
Loans and accounts receivable from customers	10,977)	(10,294)
Net flows	(7,494)	(10,684)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

As of March 31, 2019 and 2017 due to inneficiencies Ch$372 million and Ch$687 million were transferred to profit/loss respectively.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of March 31,
	2019	2018
	MCh$	MCh$

Bond hedging derivatives	-	-
Interbank loans hedging derivatives	(222)	-

Cash flow hedge net income	(222)	-

e)	Net investment hedges in foreign operations:

As of March 31, 2019 and December 31, 2018, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 08

INTERBANK LOANS

a)	As of March 31, 2019 and December 31, 2018, the balances for “Interbank loans” are as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	1
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	26,466	15,093
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(52)	(29)

Total	26,414	15,055

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of March 31,			As of December 31,
	2019			2018
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	29	29	-	86	86
Charge-offs	-	-	-	-	-	-
Provisions established	-	28	28	-	45	45
Provisions released	-	(5)	(5)	-	(102)	(251)

Total	-	52	52	-	29	29

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of March 31, 2019 and December 31, 2018, the composition of the loan portfolio is as follows:

	Assets before allowances				Established Allowances
	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10.134.295	568.344	677.371	11.380.010	156.017	178.897	334.914	11.045.096
Foreign trade loans	1.537.472	39.194	50.313	1.626.979	49.786	1.868	51.654	1.575.325
Checking accounts debtors	186.280	13.120	15.562	214.962	3.686	12.981	16.667	198.295
Factoring transactions	415.214	4.827	4.230	424.271	5.554	857	6.411	417.860
Student Loans	67.062	-	10.625	77.687	-	5.936	5.936	71.751
Leasing transactions	1.221.446	109.493	97.449	1.428.388	18.957	10.917	29.874	1.398.514
Other loans and account receivable	129.350	1.465	35.029	165.844	11.017	18.102	29.119	136.725
Subtotal	13.691.119	736.443	890.579	15.318.141	245.017	229.558	474.575	14.843.566

Mortgage loans
Loans with mortgage finance bonds	14.958	-	1.145	16.103	-	87	87	16.016
Mortgage mutual loans	101.622	-	4.358	105.980	-	490	490	105.490
Other mortgage mutual loans	9.743.876	-	469.376	10.213.252	-	62.969	62.969	10.150.283
Subtotal	9.860.456	-	474.879	10.335.335	-	63.546	63.546	10.271.789

Consumer loans
Installment consumer loans	3.022.900	-	246.810	3.269.710	-	221.065	221.065	3.048.645
Credit card balances	1.371.699	-	17.723	1.389.422	-	26.891	26.891	1.362.531
Leasing transactions	4.042	-	134	4.176	-	85	85	4.091
Other consumer loans	253.210	-	3.800	257.010	-	8.345	8.345	248.665
Subtotal	4.651.851	-	268.467	4.920.318	-	256.386	256.386	4.663.932

Total	28.203.426	736.443	1.633.925	30.573.794	245.017	549.490	794.507	29.779.287

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Established Allowances
	Normal portfolio	Substandar portfolio	Non- compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,988,841	552,462	661,073	11,202,374	151,769	179,318	331,087	10,871,287
Foreign trade loans	1,648,616	53,127	50,694	1,752,437	52,696	1,668	54,364	1,698,073
Checking accounts debtors	187,273	11,984	15,905	215,162	3,566	13,375	16,941	198,221
Factoring transactions	370,851	5,532	4,600	380,983	5,843	834	6,677	374,306
Student Loans	69,599	-	10,317	79,916	-	5,835	5,835	74,081
Leasing transactions	1,240,081	113,313	90,330	1,443,724	17,339	10,833	28,172	1,415,552
Other loans and account receivable	126,643	1,635	36,785	165,063	11,384	18,416	29,800	135,263
Subtotal	13,631,904	738,051	869,704	15,239,659	242,597	230,279	472,876	14,766,783

Mortgage loans
Loans with mortgage finance bonds	16,153	-	1,273	17,426	-	97	97	17,329
Mortgage mutual loans	104,131	-	4,405	108,536	-	498	498	108,038
Other mortgage mutual loans	9,558,032	-	466,987	10,025,019	-	63,546	63,646	9,961,373
Subtotal	9,678,316	-	472,665	10,150,981	-	64,241	64,241	10,086,740

Consumer loans
Installment consumer loans	2,937,309	-	252,361	3,189,670	-	223,948	223,948	2,965,722
Credit card balances	1,399,112	-	18,040	1,417,152	-	26,673	26,673	1,390,479
Leasing transactions	4,071	-	86	4,157	-	72	72	4,085
Other consumer loans	261,202	-	4,108	265,310	-	8,749	8,749	256,561
Subtotal	4,601,694	-	374,595	4,876,289	-	259,442	259,442	4,616,847

Total	27,911,914	738,051	1,616,964	30,266,929	242,597	553,962	796,559	29,470,370

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of March 31, 2019 and December 31, 2018, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of March 31	As of December 31	As of March 31	As of December 31	As of March 31	As of December 31	As of March 31	As of December 31
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,316,156	1,139,766	-	-	1,316,156	1,139,766	4.30	3.76
Mining	216,830	208,748	-	-	216,830	208,748	0.71	0.69
Electricity, gas, and water	350,298	408,932	-	-	350,298	408,932	1.14	1.35
Agriculture and livestock	1,232,441	1,206,197	-	-	1,232,441	1,206,197	4.03	3.98
Forest	158,228	143,888	-	-	158,228	143,888	0.52	0.48
Fishing	213,088	253,021	-	-	213,088	253,021	0.70	0.84
Transport	739,376	809,306	-	-	739,376	809,306	2.42	2.67
Communications	212,527	215,844	-	-	212,527	215,844	0.69	0.71
Construction	991,857	906,038	-	-	991,857	906,038	3.24	2.99
Commerce	3,339,501	3,386,806	26,466	15,093	3,365,967	3,401,899	11.00	11.23
Services	2,526,432	1,865,669	-	-	2,526,432	1,865,669	8.26	6.16
Other	4,021,407	4,695,445	-	-	4,021,407	4,695,445	13.14	15.52

Subtotal	15,318,141	15,239,660	26,466	15,093	15,344,607	15,254,753	50.15	50.38

Mortgage loans	10,335,335	10,150,981	-	-	10,335,335	10,150,981	33.78	33.52

Consumer loans	4,920,318	4,876,289	-	-	4,920,318	4,876,289	16.07	16.10

Total	30,573,794	27,563,229	26,466	15,093	30,600,260	30,282,023	100.0	100.00

(*)	Includes domestic interbank loans for Ch$0 million as of March 31, 2019 (Ch$1 million as of December 31, 2018), see Note 8.

(**)	Includes foreign interbank loans for Ch$26,466 million as of March 31, 2019 (Ch$15,093 million as of December 31, 2018), see Note 8.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of March 31, 2019 and December 31, 2018, the impaired portfolio is the following:

	As of Marzo 31,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	422,759	-	-	422,759	397,978	-	-	397,978
Non-performing loans (collectively evaluated)	409,665	128,429	85,373	623,467	409,451	133,880	88,318	631,649
Other impaired portfolio	221,690	346,450	183,094	751,234	224,750	338,785	186,277	749,812
Total	1,054,114	474,879	268,467	1,797,460	1,032,179	472,665	274,595	1,779,439

(*) The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio.

ii)	The impaired portfolio with or without warranty as of March 31, 2019 and December 31, 2018 is the following:

	As of March 31,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	631,274	433,782	29,175	1,094,231	604,545	430,011	29,201	1,063,757
Unsecured debt	422,840	41,097	239,292	703,229	427,634	42,654	245,394	715,682
Total	1,054,114	474,879	268,467	1,797,460	1,032,179	472,665	274,595	1,779,439

iii)	The portfolio of non-performing loans (due for 90 days or longer) as of March 31, 2019 and December 31, 2018 is the following:

	As of March 31,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	192,877	116,359	8,047	317,283	192,889	121,690	8,516	323,095
Unsecured debt	216,788	12,070	77,326	306,184	216,562	12,190	79,802	308,554
Total	409,665	128,429	85,373	623,467	409,451	133,880	88,318	631,649

iv)	Reconciliation of loans (with arrears equal to or greater tan 90 days), with past due loans as of March 31, 2019 and December 31, 2018, is the following:

	As of March 31,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	407,242	126,525	83,263	617,030	399,382	130,716	85,137	615,235
With defaults up to 89 days, classified in past due portfolio	2,423	1,904	2,110	6,437	10,069	3,164	3,181	16,414
Total	409,665	128,429	85,373	623,467	409,451	133,880	88,318	631,649

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2019 and 2018 is the following:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2019	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	242,597	230,279	64,241	259,442	796,559
Allowances established	21,361	20,337	5,197	42,757	89,652
Allowances released	(11,982)	(4,700)	(1,912)	(6,943)	(25,537)
Allowances released due to charge-off	(6,959)	(16,358)	(3,980)	(38,870)	(66,167)
Balance as of March 31, 2019	245,017	229,558	63,546	256,386	794,507

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2018	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2018	243,792	219,073	69,066	283,756	815,687
Allowances established	68,302	83,979	22,683	190,868	365,832
Allowances released	(35,301)	(8,764)	(8,446)	(45,031)	(97,542)
Allowances released due to charge-off	(34,196)	(64,009)	(19,062)	(170,151)	(287,418)
Balance as of December 31, 2018	242,597	230,279	64,241	259,442	796,559

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF, the balances of allowances as of March 31, 2019 and December 31, 2018 are Ch$575 million and Ch$620 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of March 31, 2019 and December 31, 2018 are Ch$15,010 million and Ch$14,666 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

e) Allowances established

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of March 31,	As of Diciembre 31,
	2019 MCh$	2018 MCh$

Customers loans	86,652	365,832
Interbank loans	28	45
Total	89,680	365,877

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

f)	Portfolio by its impaired and non-impaired condition

	As of March 31, 2019
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,085,128	9,557,180	4,444,118	28,086,426	427,595	161,396	96,513	685,504	14,512,723	9,718,576	4,540,631	28,771,930
Overdue for 1-29 days	112,281	176,380	118,156	406,817	120,089	79,443	32,054	231,586	232,370	255,823	150,210	638,403
Overdue for 30-89 days	66,618	126,896	89,577	283,091	99,188	107,515	56,637	263,340	165,806	234,411	146,214	546,431
Overdue for 90 days or more	-	-	-	-	407,242	126,525	83,263	617,030	407,242	126,525	83,263	617,030

Total portfolio before allowances	14,264,027	9,860,456	4,651,851	28,776,334	1,054,114	474,879	268,467	1,797,460	15,318,141	10,335,335	4,920,318	30,573,794

Overdue loans (less than 90 days) presented as portfolio percentage	1.25%	3.08%	4.47%	2.40%	20.80%	39.37%	33.04%	27.53%	2.60%	4.74%	6.02%	3.88%

Overdue loans (90 days or more) presented as portfolio percentage	0.00%	0.00%	0.00%	0.00%	38.63%	26.64%	31.01%	34.33%	2.66%	1.22%	1.69%	2.02%

	As of December 31, 2018
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,016,945	9,360,102	4,379,507	27,756,554	446,423	156,546	95,220	698,189	14,463,368	9,516,648	4,474,727	28,454,743
Overdue for 1-29 days	120,376	194,334	131,550	446,260	72,964	78,537	34,501	186,002	193,340	272,871	166,051	632,262
Overdue for 30-89 days	70,159	123,880	90,637	284,676	113,410	106,866	59,737	280,013	183,569	230,746	150,374	564,689
Overdue for 90 days or more	-	-	-	-	399,382	130,716	85,137	615,235	399,382	130,716	85,137	615,235

Total portfolio before allowances	14,207,480	9,678,316	4,601,694	28,487,490	1,032,179	472,665	274,595	1,779,439	15,239,659	10,150,981	4,876,289	30,266,929

Overdue loans (less than 90 days) presented as portfolio percentage	1.34%	3.29%	4.83%	2.57%	18.06%	39.23%	34.32%	26.19%	2.47%	496%	6.49%	3.95%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	38.69%	27.66%	31.00%	34.57%	2.62%	1.29%	1.75%	2.03%

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of March 31, 2019 and December 31, 2018, details of instruments defined as available for sale investments are as follows:

	As of March 31	As of December 31
	2019	2018
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	726,898	657,096
Chilean Central Bank Notes	495,528	56,719
Other Chilean Central Bank and Government securities	1,138,692	1,207,221
Subtotal	2,361,118	1,921,036
Other Chilean securities
Time deposits in Chilean financial institutions	520	2,693
Mortgage finance bonds of Chilean financial institutions	18,625	19,227
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	3,069	2,907
Subtotal	22,214	24,827
Foreign financial securities
Foreign Central Banks and Government securities	244,028	280,622
Other foreign financial securities	171,684	167,838
Subtotal	415,712	448,460

Total	2,799,044	2,394,323

As of March 31, 2019 and December 31, 2018, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$120,808 million and Ch$16,109 million, respectivel. Under the same item, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $68,232 million and $ 42,910 million as of March 31, 2019 and December 31 of 2018.

As of March 31, 2019 and December 31, 2018, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$128 million and Ch$32,436 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $62,687 and $24,910 million as of March 31, 2019 and December 31, 2018. Under the same item, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $36,121 million and $48,106 million as of March 31, 2019 and December 31, 2018. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $129,649 million and $33,711 million as of March 31, 2019 and December 31, 2018.

As of March 31, 2019 available for sale investments included a net unrealized profit of Ch$3,084 million, recorded as a “Valuation adjustment” in equity, distributed between a profit of Ch$1,726 million attributable to equity holders of the Bank and a profit of Ch$1,358 million attributable to non-controlling interest.

As of December 31, 2018 available for sale investments included a net unrealized loss of Ch$1,855 million, recorded as a “Valuation adjustment” in equity, distributed between a profit of Ch$459 million attributable to equity holders of the Bank and a profit of Ch$1,396 million attributable to non-controlling interest.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 11

INTANGIBLE ASSETS

a)	As of March 31, 2019 and December 31, 2018 the composition of intangible assets is as follows:

				As of March 31, 2019
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	-	976	9,705	(8,781)	924
Software development	3	2	65,947	344,807	(282,429)	62,378

Subtotal			66,923	354,512	(291,210)	63,302
Fully amortized assets			-	(245,656)	245,656	-
Total			66,923	108,856	(45,554)	63,302

				As of December 31, 2018
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2018	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,200	10,932	(9,956)	976
Software development	3	2	62,019	342,112	(276,165)	65,947

Subtotal			63,219	353,044	(286,121)	66,923
Fully amortized assets			-	(245,242)	245,242	-
Total			63,219	107,802	(40,879)	66,923

b)	The changes in the value of intangible assets during the periods of March 31, 2019 and December 31, 2018 is as follows:

b.1)	Gross balance

	Licenses	Software development	Fully amortized assets	Total
Gross balances	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	10,932	342,112	(245,242)	107,802
Acquisitions	-	2,731	-	2,731
Disposals and impairment (*)	(1,227)	(36)	-	(1,263)
Other	-	-	(414)	(414)
Balances as of March 31, 2019	9,705	344,807	(245,656)	108,856

Balances as of January 1, 2018	10,932	314,115	(200,774)	124,273
Acquisitions	-	29,563	-	29,563
Disposals and impairment	-	-	-	-
Other	-	(1,566)	(44,468)	(46,034)
Balances as of December 31, 2018	10,932	342,112	(245,242)	107,802

(*) See Note 31 a).

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 11

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

	Licenses	Software development	Fully amortized assets	Total
Accumulated amortization	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(9,956)	(276,165)	245,242	(40,879)
Amortization for the period	(53)	(6,264)	-	(6,316)
Other changes	1,227	-	414	1,641
Balances as of March 31 , 2019	(8,781)	(282,429)	245,656	(45,554)

Balances as of January 1, 2018	(9,732)	(252,096)	200,774	(61,054)
Amortization for the period	(224)	(24,069)	-	(24,293)
Other changes	-	-	44,468	44,468
Balances as of December 31, 2018	(9,956)	(276,165)	245,242	(40,879)

c)	The Bank has no restriction on intangible assets as of March 31, 2019 and December 31, 2018. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 12

PROPERTY, PLANT AND EQUIPMENT AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)	As of March 31, 2019 and December 31, 2018 the property, plant and equipment balances is as follows:

		As of March 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building (*)	132,527	232,350	(100,776)	131,574
Equipment	58,202	218,257	(167,136)	51,121
Ceded under operating leases	4,221	4,893	(667)	4,226
Other	14,206	64,391	(50,219)	14,172
Subtotal	209,156	519,891	(318,798)	201,093
Fully depreciated assets	-	(22,698)	22,698	-
Total	209,156	497,193	(296,100)	201,093

(*) As of January 1, 2019, assets have been reclassified by application of IFRS 16, according to circular Banks No. 3,645 of the SBIF.

		As of December 31, 2018
	Net opening balance as of January 1, 2018	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	159,352	309,385	(132,428)	176,957
Equipment	63,516	217,958	(159,756)	58,202
Ceded under operating leases	4,221	4,888	(667)	4,221
Other	15,458	67,197	(52,991)	14,260
Subtotal	242,547	599,428	(345,842)	253,586
Fully depreciated assets	-	(55,374)	55,374	-
Total	242,547	544,054	(290,468)	253,586

b)	The changes in the value of property, plant and equipment as of March 31, 2019 and December 31, 2018 is the following:

b.1)	Gross balance

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	309,385	217,958	4,888	67,197	(55,374)	544,054
Additions	1,372	501	-	2,237	-	4,110
Disposals	(78,407)	(202)	-	(150)	31,652	(47,107)
Impairment due to damage (*)	-	-	-	-	-	-
Other	-	-	5	(4,893)	1,024	(3,864)
Balances as of March 31, 2019	232,350	218,257	4,893	64,391	(22,698)	497,193

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 12

PROPERTY, PLANT AND EQUIPMENT AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	274,079	193,689	4,888	60,823	(59,045)	474,434
Additions	35,369	28,428	-	4,522	-	68,329
Disposals	(63)	(4,130)	-	(2,104)	-	(6,297)
Impairment due to damage (*)	-	(39)	-	-	-	(39)
Other	-	-	-	3,956	3,671	7,627
Balances as of December 31, 2018	309,385	271,958	4,888	67,197	(55,374)	544,054

(*) Banco Santander Chile has had to recognize in its financial statements as of December 31, 2018 impairment by 39 million, corresponding to looting in ATM’s. Compensation charged for insurance concepts involved, amounted to Ch$144 million, which are presented in “Other income and operational expenses”.

b.2)	Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(132,428)	(159,756)	(667)	(52,991)	55,374	(290,468)
Depreciation in the period	(2,325)	(7,513)	-	(2,130)	-	(11,968)
Sales and disposals in the period	33,977	133	-	4,222	(31,652)	6,680
Transfers	-	-	-	-	-	-
Others	-	-	-	680	(1,024)	(344)
Balances as of March 31, 2019	(100,776)	(167,136)	(667)	(50,219)	22,698	(296,100)

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(114,727)	(130,173)	(667)	(45,364)	59,045	(231,886)
Depreciation in the period	(17,704)	(29,623)	-	(7,660)	-	(54,987)
Sales and disposals in the period	3	40	-	34	-	77
Transfers	-	-	-	-	-	-
Others	-	-	-	-	(3,671)	(3,671)
Balances as of December 31, 2018	(132,428)	(159,756)	(667)	(52,991)	55,374	(290,468)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 12

PROPERTY, PLANT AND EQUIPMENT AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

c)	Operational leases - Lessor

As of March 31, 2019 and December 31, 2018, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	651	469
Due after 1 year but within 2 years	1,382	882
Due after 2 years but within 3 years	498	469
Due after 3 years but within 4 years	487	460
Due after 4 years but within 5 years	464	428
Due after 5 years	1,828	2,242
Total	5,310	4,950

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases, Future minimum rental payments under non-cancellable leases are as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	8,504	25,702
Due after 1 year but within 2 years	-	24,692
Due after 2 years but within 3 years	-	22,439
Due after 3 years but within 4 years	-	19,574
Due after 4 years but within 5 years	-	17,250
Due after 5 years	-	63,945
Total	8,504	173,602

e)	As of March 31, 2019 and December 31, 2018 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of March 31, 2019 and December 31, 2018. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 12

PROPERTY, PLANT AND EQUIPMENT AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

g)	The composition of the active item for the right to use assets under lease as of March 31, 2019 and December 31, 2018 is as follows:

		Al 31 de marzo de 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	-	160,515	(5,928)	154,587
Lease improvements	-	80,732	(35,790)	44,942
Equipment	-	-	-	-
Other	-	-	-	-
Totales	-	241,247	(41,718)	199,529

h)	The movement of the active item by right to use assets under lease during the periods 2019 and 2018, is as follows:

h.1) Gross balance

	Land and building	Lease improvements	Equipment	Other	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	154,839	78,407	-	-	233,246
Additions	6,660	2,325	-	-	8,985
Disposals	(3,924)	-	-	-	(3,924)
Impairment	-	-	-	-	-
Other	2,940	-	-	-	2,940
Balances as of March 31, 2019	160,515	80,732	-	-	241,247

h.2)	Accumulated amortization

	Land and building	Lease improvements	Equipment	Other	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	-	(33,977)	-	-	(33,977)
Amortization for the period	(6,065)	(1,813)	-	-	(7,878)
Sales and disposals in the period	208	-	-	-	208
Transfers	-	-	-	-	-
Others	(71)	-	-	-	(71)
Balances as of March 31, 2019	(5,928)	(35,790)	-	-	(41,718)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 12

PROPERTY, PLANT AND EQUIPMENT AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

i)	Obligation for lease contract

As of March 31, 2019 and December 31, 2018, the obligations for lease agreements are as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Obligation for lease contract	154,839	-

Totales	154,839	-

j)	As of March 31, 2019 and December 31, 2018, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	462	-
Due after 1 year but within 2 years	3,534	-
Due after 2 years but within 3 years	6,807	-
Due after 3 years but within 4 years	6,702	-
Due after 4 years but within 5 years	13,323	-
Due after 5 years	124,012	-

Totales	154,839	-

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of March 31, 2019 and December 31, 2018, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(10.195)	-
Current tax liabilities	-	8,093

Total tax payable (recoverable)	(10,195)	8,093

(Assets) liabilities current taxes detail (net)
Income tax (*)	195,209	166,173
Less:
Provisional monthly payments	(202,677)	(155,706)
Credit for training expenses	(2.315)	(1,937)
Grant credits	(1,453)	(1,320)
Other	1,041	883

Total tax payable (recoverable)	(10,195)	8,093

(*) For 2019 the tax rates were 27% and 27% for 2018

b)	Income tax

The effect tax expense has on income for the period ended March 31, 2019 and 2018 is comprised of the following items:

	As of March 31,
	2019 MCh$	2018 MCh$
Income tax expense
Current tax	29,036	29,070
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	12,955	15,346
Provision due to valuation	-	-
Subtotal	41,991	44,416
Tax for rejected expenses (Article No,21)	155	193
Other	-	(56)
Net income tax expense	42,146	44,553

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in tax expense as of March 31, 2019 and 2018 is as follows:

	As of March 31,
	2019		2018
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	45,307	27.00	53,014
Permanent differences (1)	(2.07)	(3,481)	(4.88)	(9,546)
Penalty tax (rejected expenses)	0.09	154	0.08	193
Rate change effect	-	-	-	-
Other	0.10	166	0.47	892
Effective rates and expenses for income tax	25.12	42,146	22.67	44,553

(1) Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended March 31, 2019 and December 31, 2018 is the following:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Available for sale investments	4,416	1,071
Cash flow hedges	2,019	65
Total deferred tax assets recognized through other comprehensive income	6,435	1,136

Deferred tax liabilities
Available for sale investments	(8,764)	(2,806)
Cash flow hedges	-	(2,711)
Total deferred tax liabilities recognized through other comprehensive income	(8,764)	(5,517)

Net deferred tax balances in equity	(2,329)	(4,381)

Deferred taxes in equity attributable to equity holders of the bank	(1,976)	(4,027)
Deferred tax in equity attributable to non-controlling interests	(354)	(354)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

During 2019 and 2018, the Bank has registered in its finiancial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated for temporary differences:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,888	8,747
Non-recurring charge-offs	13,173	13,790
Assets received in lieu of payment	1,985	2,467
Exchange rate adjustment	1,592	1,675
Property, plant and equipment	6,262	6,138
Provision for loan losses	165,863	168,320
Provision for expenses	59,263	63,134
Derivatives	223	3,924
Leased assets	106,011	107,897
Subsidiaries tax losses	5,325	5,314
Preapid expenses	93	156
Investment valuation	-	-
Right of use assets	41,808	-
Others	-	-
Total deferred tax assets	410,486	381,798

Deferred tax liabilities
Valuation of investments	(1,191)	(42)
Depreciation	-	-
Anticipated Expenses	(477)	(349)
Valuation provision	(6,083)	(6,084)
Derivatives	(1,991)	(3,383)
Exchange rate adjustments	-	-
Obligation for lease contract	(41,739)	-
Others	(19)	(20)
Total deferred tax liabilities	(51,500)	(9,878)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	6,435	1,136
Recognized through profit or loss	410,487	381,798
Total deferred tax assets	416,922	382,934

Deferred tax liabilities
Recognized through other comprehensive income	(8,764)	(5,517)
Recognized through profit or loss	(51,500)	(9,878)
Total deferred tax liabilities	(60,264)	(15,395)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of Marzo 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Assets for leasing (1)	43,513	47,486

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	13,522	11,297
Assets awarded at judicial sale	19,261	21,524
Provision on assets received in lieu of payment or awarded	(743)	(723)
Subtotal	32,040	32,098

Other assets
Guarantee deposits (margin accounts) (3)	233,175	170,232
Investments in gold	514	522
VAT credit tax	8,032	9,097
Income tax recoverable	1,756	1,756
Prepaid expenses	484,235	477,819
Plant, Property and Equipment held for sale	-	-
Assets recovered from leasing held for sale	6,670	6,848
Macro-hedging valuation adjustment	28,870	9,414
Pension plan assets	834	846
Accounts and notes receivable	103,119	59,511
Notes receivable through brokerage and simultaneous transactions	61,906	78,330
Other receivable accounts	42,528	48,612
Other assets	47,222	42,417
Subtotal	1,018,861	905,404

Total	1,094,414	984,988

(1)	Corresponds to the assets available to be delivered under the financial lease modality.

(2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.32% (0,28% as of December 31, 2018) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of March 31, 2019 and December 31, 2018, the composition of the item time deposits and other liabilities is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	6,758,052	6,794,132
Other deposits and demand accounts	631,069	709,711
Other demand liabilities	1,137,222	1,237,574

Total	8,526,343	8,741,417

Time deposits and other time liabilities
Time deposits	12,813,239	12,944,846
Time savings account	118,333	118,587
Other time liabilities	4,131	4,386

Total	12,935,703	13,067,819

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of March 31, 2019 and December 31, 2018, the composition for this item is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	32,202	32,449
Other domestic obligations	164,139	175,210
Foreign obligations	19,538	7,741
Subtotal	215,879	215,400
Issued debt instruments
Mortgage finance bonds	23,300	25,490
Senior bonds	7,623,579	7,198,865
Mortgage Bonds	92,099	94,921
Subordinated bonds	795,243	795,957
Subtotal	8,534,221	8,115,233

Total	8,750,100	8,330,633

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of March 31, 2019
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,349	16,951	23,301
Senior bonds	1,322,886	6,300,693	7,623,579
Mortgage Bonds	6,434	85,665	92,098
Subordinated bonds	1	795,242	795,243
Issued debt instruments	1,335,670	7,198,551	8,534,221

Other financial liabilities	206,754	33,721	215,879

Total	1,542,424	7,345,623	8,750,100

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2018
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage Bonds	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	856,562	7,258,671	8,115,233

Other financial liabilities	205,871	9,529	215,400

Total	1,062,433	7,268,200	8,330,633

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.42% as of March 31, 2019 (5.39% as of December 31, 2018).

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	6,349	6,830
Due after 1 year but within 2 years	5,745	5,946
Due after 2 years but within 3 years	4,774	5,034
Due after 3 years but within 4 years	3,704	3,997
Due after 4 years but within 5 years	2,024	2,480
Due after 5 years	704	1,203
Total mortgage finance bonds	23,300	25,490

b)	Senior bonds

The following table shows senior bonds by currency:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Santander bonds in UF	4,327,386	4,095,741
Santander bonds in USD	1,239,497	1,094,267
Santander bonds in CHF	476,913	386,979
Santander bonds in Ch$	1,238,362	1,291,900
Santander bonds in AUD	24,428	24,954
Santander bonds in JPY	185,690	191,598
Santander bonds in EUR	131,303	113,426
Total senior bonds	7,623,579	7,198,865

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

As of March 31, 2019 the Bank has placed bonds for UF 14,000,000, CLP 75,000,000,000 EUR 30,000,000 Y CHF 150,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T7	UF	4,000,000	4	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	2,000,000	4.6	2.50%	02-01-2016	8,000,000	08-01-2023
T14	UF	3,000,000	8	2.80%	02-01-2016	18,000,000	02-01-2027
Total	UF	9,000,000				31,000,000
U9	CLP	75,000,000,000	2.8	ICP + 0,8%	11-01-2018	75,000,000,000	11-19-2021
Total	CLP	75,000,000,000				75,000,000,000
EUR	EUR	30,000,000	7	1.10%	02-01-2019	40,000,000	02-07-2026
Total	EUR	30,000,000				40,000,000	02-07-2026
CHF	CHF	150,000,000	5.6	0.384%	03-12-2019	150,000,000	09-27-2024
Total	CHF	150,000,000				150,000,000

During 2019’s first trimester, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10.000.000.000
02-14-2019	Senior	CLP	30.000.000.000
02-19-2019	Senior	CLP	4.200.000.000
02-22-2019	Senior	CLP	14.240.000.000
03-01-2019	Senior	CLP	11.800.000.000
03-04-2019	Senior	CLP	40.080.000.000
03-05-2019	Senior	CLP	20.000.000.000
03-15-2019	Senior	UF	156.000
03-19-2019	Senior	UF	418.000
03-20-2019	Senior	CLP	6.710.000.000
03-20-2019	Senior	UF	154.000
03-21-2019	Senior	UF	100.000
03-25-2019	Senior	UF	100.000
03-26-2019	Senior	UF	90.000

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018 the Bank has placed bonds for UF 23,000,000, CLP 225,000,000,000, USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000 and JPY 7,000,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T1	UF	4.000.000	2	2.20%	02-01-2016	7.000.000	02-01-2020
T4	UF	4.000.000	3	2.35%	02-01-2016	8.000.000	08-01-2021
T11	UF	5.000.000	7	2.65%	02-01-2016	5.000.000	02-01-2025
T12	UF	5.000.000	7	2.70%	02-01-2016	5.000.000	08-01-2025
T15	UF	5.000.000	11	3.00%	02-01-2016	5.000.000	08-01-2028
Total	UF	23.000.000				30.000.000
P5	CLP	75.000.000.000	4	5.30%	03-05-2015	150.000.000.000	03-01-2022
U4	CLP	75.000.000.000	3.4	ICP + 1.00%	01-10-2017	75.000.000.000	01-10-2022
U3	CLP	75.000.000.000	2.7	ICP + 1.00%	06-11-2018	75.000.000.000	06-11-2021
Total	CLP	225.000.000.000				300.000.000.000
USD	USD	50.000.000	10	4.17%	10-10-2018	50.000.000	10-10-2028
USD	USD	20.000.000	2	0.0369%	11-16-2018	20.000.000	11-16-2020
Total	USD	70.000.000				70.000.000
EUR	EUR	26.000.000	7	1.00%	05-04-2018	26.000.000	05-28-2025
EUR	EUR	40.000.000	12	1.78%	06-07-2018	40.000.000	06-15-2030
Total	EUR	66.000.000				66.000.000
AUD	AUD	20.000.000	5	3.56%	11-13-2018	20.000.000	11-13-2023
Total	AUD	20.000.000				20.000.000
CHF	CHF	115.000.000	5.3	0.441%	09-21-2018	115.000.000	12-21-2023
Total	CHF	115.000.000				115.000.000
JPY	JPY	4.000.000.000	10.6	0.65%	07-13-2018	4.000.000.000	01-13-2029
JPY	JPY	3.000.000.000	5	56%	10-30-2018	3.000.000.000	10-30-2023
Total	JPY	7.000.000.000				7.000.000.000

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
01-04-2018	Senior	CLP	12.890.000.000
01-04-2018	Senior	CLP	4.600.000.000
01-22-2018	Senior	UF	24.000
04-05-2018	Senior	UF	484.000
04-06-2018	Senior	UF	184.000
04-23-2018	Senior	UF	216.000
04-24-2018	Senior	UF	4.000
04-25-2018	Senior	UF	262.000
05-10-2018	Senior	UF	800.000
06-07-2018	Senior	USD	3.090.000
12-11-2018	Senior	USD	250.000.000

ii.	Maturities for senior bonds are the following:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	1,322,886	844,898
Due after 1 year but within 2 years	1,443,913	1,331,255
Due after 2 years but within 3 years	914,553	1,073,847
Due after 3 years but within 4 years	1,193,893	1,104,547
Due after 4 years but within 5 years	425,958	421,918
Due after 5 years	2,322,376	2,422,400
Total senior bonds	7,623,579	7,198,865

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Mortgage bonds in UF	92,099	94,921
Total mortgage bonds	92,099	94,921

i.	Placement of Mortgage bonds

As of March 31, 2019, the Bank has not placed any mortgage bonds.

During 2018 the Bank did not place any mortgage bonds.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	6,434	4,833
Due after 1 year but within 2 years	7,699	7,758
Due after 2 years but within 3 years	7,947	8,008
Due after 3 years but within 4 years	8,204	8,267
Due after 4 years but within 5 years	8,468	8,534
Due after 5 years	53,347	57,521
Total mortgage bonds	92,099	94,921

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Subordinated bonds denominated in Ch$	1	1
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	795,242	795,956
Total subordinated bonds	795,243	795,957

i.	Placement of subordinated bonds

As of March 31, 2019, the Bank has not placed any mortgage bonds.

During 2018 the Bank did not place any mortgage bonds.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	8,826	9,221
Due after 2 year but within 3 years	41	40
Due after 3 year but within 4 years	44	44
Due after 4 year but within 5 years	49	48
Due after 5 years	165	176
Non-current portion subtotal	9,125	9,529

Current portion:
Amounts due to credit card operators	161,391	172,425
Acceptance of letters of credit	15,075	2,894
Other long-term financial obligations, short-term portion	30,288	30,552
Current portion subtotal	206,754	205,871

Total other financial liabilities	215,879	215,400

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of March 31, 2019 and December 31, 2018, the detail of the maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,550,598	-	-	-	1,550,598	-	-	-	-	1,550,598
Cash items in process of collection	410,616	-	-	-	410,616	-	-	-	-	410,616
Trading investments	-	-	14	514	528	36,326	8,315	49,639	94,280	94,808
Investments under resale agreements	-	5,015	-	-	5,015	-	-	-	-	5,015
Financial derivatives contracts	-	66,978	128,143	317,365	512,486	777,582	542,185	1,150,977	2,470,744	2,983,230
Interbank loans (1)	-	22,461	2,804	1,201	26,466	-	-	-	-	26,466
Loans and accounts receivables from customers (2)	23,743	3,374,390	2,666,339	4,704,198	10,768,670	5,588,736	3,251,809	10,964,579	19,805,124	30,573,794
Available for sale investments	-	476,764	5,546	19,119	501,429	1,165,301	537,926	594,388	2,297,615	2,799,044
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	233,175	-	-	-	233,175	-	-	-	-	233,175
Total assets	2,218,132	3,945,608	2,802,846	5,042,397	14,008,983	7,567,945	4,340,235	12,759,583	24,667,763	38,676,746

Liabilities
Deposits and other demand liabilities	8,526,343	-	-	-	8,526,343	-	-	-	-	8,526,343
Cash items in process of collection	275,695	-	-	-	275,695	-	-	-	-	275,695
Obligations under repurchase agreements	-	120,935	-	-	120,935	-	-	-	-	120,935
Time deposits and other time liabilities	122,464	5,502,705	4,310,737	2,884,358	12,820,264	47,686	3,116	64,637	115,439	12,935,703
Financial derivatives contracts	-	79,038	109,483	379,100	567,621	443,102	470,296	1,065,322	1,978,720	2,546,341
Interbank borrowings	13,079	25,448	115,481	1,399,451	1,553,459	181,404	-	-	181,404	1,734,863
Issued debts instruments	-	304,926	228,099	802,645	1,335,670	2,384,631	1,642,251	3,171,668	7,198,551	8,534,221
Other financial liabilities	168,232	13,551	1,823	23,148	206,754	8,867	93	165	9,125	215,879
Guarantees received (margin accounts)	-	-	-	462	462	10,341	20,025	124,011	154,377	154,839
Total liabilities	512,903	-	-	-	512,903	-	-	-	-	512,903

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$18 million,
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type are the following: Commercial loans Ch$464,155 million, Mortgage loans Ch$68,876 million and Consumer loans Ch$277,341 million.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	2,065,441	-	-	-	2,065,441	-	-	-	-	2,065,441
Cash items in process of collection	353,757	-	-	-	353,757	-	-	-	-	353,757
Trading investments	-	1,064	-	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Interbank loans (1)	-	9,427	3,220	2,447	15,094	-	-	-	-	15,094
Loans and accounts receivables from customers (2)	238,213	3,285,576	2,320,222	4,946,887	10,790,898	5,474,289	3,236,349	10,765,393	19,476,031	30,266,929
Available for sale investments	-	2,394,329	-	1	2,391,330	86	-	2,907	2,993	2,394,323
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	170,232	-	-	-	170,232	-	-	-	-	170,232
Total financial assets	2,827,643	5,798,664	2,451,466	5,504,699	16,582,472	6,214,328	3,808,562	11,838,090	21,860,980	38,443,452

Financial Liabilities
Deposits and other demand liabilities	8,741,417	-	-	-	8,741,417	-	-	-	-	8,741,417
Cash items in process of collection	163,043	-	-	-	163,043	-	-	-	-	163,043
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivatives contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issued debts instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	-	-	-	540,091	-	-	-	-	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$29 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$472,876 million, Mortgage loans for Ch$64,241 million and Consumer loans for Ch$259,442 million.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 18

PROVISIONS

a)	As of March 31, 2019 and December 31, 2018, the detail for the provisions is as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Provision for employee salaries and expenses	63,870	93,379
Provision for mandatory dividends	215,200	177,571
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	14,667	14,177
Other provisions for contingent loans	15,996	15,230
Provision for contingencies	11,515	8,963
Additonal provisions	20,000	20,000
Provision for foreign bank loans	575	620
Total	341,823	329,940

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Accounts and notes payable	195,204	163,216
Income received in advance	670	673
Adjustment due to macro-hedging valuation	10,722	7,039
Guarantees received (margin accounts) (1)	512,903	540,091
Notes payable through brokerage and simultaneous transactions	17,787	50,807
Other payable obligations	78,971	94,779
Withheld VAT	2,010	1,990
Accounts payable by insurance companies	8,542	8,424
Other liabilities	25,661	33,389
Total	852,470	900,408

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of March 31, 2019, the Bank and its subsidiaries have provisions for this item for Ch$883 million and Ch$118 million, respectively (Ch$923 million and Ch$0 million as of December 31, 2018) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

As of March 31, 2019, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

The case "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), followed before the 21st Civil Court of Santiago, Case C-21,366-2014, on compensation for damages for faults in the purchase of shares. With regard to its actual situation as of December 31, 2018, Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF3,790 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Letters of credit issued	159,753	223,420
Foreign letters of credit confirmed	37,994	57,038
Performance guarantees	1,731,043	1,954,205
Personal guarantees	341,751	133,623
Subtotal	2,270,541	2,368,286
On demand credit lines	8,745,864	8,997,650
Other irrevocable credit commitments	298,087	327,297
Total	11,314,492	11,693,223

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Third party operations
Collections	108,747	99,784
Transferred financial assets managed by the Bank	24619	26,262
Assets from third parties managed by the Bank and its affiliates (1)	1,650,305	1,630,431
Subtotal	1,783,671	1,756,477
Custody of securities
Securities held in custody	11,682,859	11,160,488
Securities held in custody deposited in other entity	868,665	861,405
Issued securities held in custody	12,104,633	12,335,871
Subtotal	24,656,157	24,357,764
Total	26,439,828	26,114,241

(1) The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of March 31, 2019, the balance for this was Ch$1,650,270 million (Ch$1,630,396 million at December 31, 2018).

d)	Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N °4505199 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2019.

Santander Agente de Valores Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for 4,000 UF with insurance policy N° 216113821 taken with the Insurance Company of Crédito Continental S.A. and whose maturity is December 19, 2019.

Santander Corredores de Bolsa Limitada

i) As of March 31, 2019, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 21,321 (Ch$ 40,427 as of December 31, 2018).

ii) Additionally, as of March 31, 2019, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 5,976 (Ch$ 5,000 as of December 31, 2018).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,017 as of March 31, 2019 (Ch$ 1,009 as of December 31, 2018).

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N° 4619574, which covers 500 UF, and the professional liability policy for insurance brokers N° 4619581 for an amount equivalent to UF60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S.A. both are valid from April 15, 2018 to April 14, 2019.

iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile. This amounts to 10,000 UF for each portfolio respectively, both with an expiration date of July 31, 2019. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, which amounts to 200 UF and 10,000 UF with the same financial institution, both with an expiration date as of December 31, 2020.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 21

EQUITY

a)	Capital

As of March 31, 2019 and December 31, 2018 the Bank had 188,446,126,794 shares outstanding amounting to Ch$ 891,303 million. All of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of March 31, 2019 and December 31, 2018 is the following:

	Shares
	As of March 31,	As of December 31,
	2019	2018

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of March 31, 2019 and December 31, 2018 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of March 31, 2019 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	26,833,969,671	26,833,969,671	14,24
Banks on behalf of third parties	15,455,514,414	-	15,455,514,414	8,20
Pension funds (AFP) on behalf of third parties	8,806,628,787	-	8,806,628,787	4,67
Stock brokers on behalf of third parties	4,466,968,277	-	4,466,968,277	2,37
Other minority holders	6,290,044,377	-	6,290,044,377	3,34
Total	161,612,157,123	26,833,969,671	188,446,126,794	100,00

(*)  American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 21

EQUITY, continued

As of December 31, 2018 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	26,486,000,071	-	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension fund (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,794	100.00

(*)  American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

b)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

c)	Diluted earnings per share and basic earnings per share

As of March 31, 2019 and December 31, 2018, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of March 31,
	2019	2018
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	125,430	151,016
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	0.666	0.801

b) Diluted earnings per share

Total attributable to equity holders of the Bank	125,430	151,016
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	0.666	0.801

As of March 31, 2019 and December 31, 2018, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 21

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of March 31,	As of December 31,
	2019	2018
	MCh$	MCh$

Available for sale investments
As of January 1,	6,424	1,855
Gain (losses) on the re-valuation of available for sale investments, before tax	1,963	6,071
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	7,714	(1,502)
Subtotal	9,677	4,569
Total	16,101	6,424

Cash flow hedges
As of January 1,	9,803	(3,562)
Gains (losses) on the re-valuation of cash flow hedges, before tax	(17,056)	14,048
Reclassification and adjustments on cash flow hedges, before tax	(222)	(683)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(17,278)	13,365
Total	(7,475)	9,803

Other comprehensive income, before tax	8,625	16,227

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(4,348)	(1,735)
Income tax relating to cash flow hedges	2,020	(2,646)
Total	(2,328)	(4,381)

Other comprehensive income, net of tax	6,297	11,846
Attributable to:
Equity holders of the Bank	5,341	10,890
Non-controlling interest	956	956

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No, 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of March 31, 2019 and December 31, 2018, are the following:

	Consolidated assets		Risk-weighted assets
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,550,598	2,065,441	-	-
Cash in process of collection	410,616	353,757	86,779	105,421
Trading investments	94,808	77,041	36,576	10,704
Investments under resale agreements	5,015	-	5,015	-
Financial derivative contracts (*)	905,285	1,226,892	564,888	868,578
Interbank loans, net	26,414	15,065	26,414	15,064
Loans and accounts receivables from customers, net	29,779,287	29,470,370	25,638,750	25,403,426
Available for sale investment	2,799,044	2,394,323	162,338	172,859
Investments in associates and other companies	33,098	32,293	33,098	32,293
Intangible assets	63,302	66,923	63,302	66,923
Property, plant, and equipment	201,093	253,586	201,093	253,586
Right of use assets	199,529	-	199,529	-
Current taxes	10,195	-	1,020	-
Deferred taxes	416,922	382,934	41,692	38,293
Other assets	1,094,414	984,988	1,087,845	983,299
Off-balance-sheet assets
Contingent loans	4,586,600	4,624,073	2,644,691	2,649,730
Total	42,176,220	41,947,686	30,793,030	30,600,176

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	%	%
Basic capital	3,321,798	3,239,546	7.88	7.72
Effective net equity	4,183,431	4,101,664	13.59	13.40

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31, 2019%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	173	1	-	-	-	1
Santander Corredores de Bolsa Limitada	49.41	21,736	64	-	-	-	64
Santander Agente de Valores Limitada	0.97	490	2	-	-	-	2
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,401	67	-	-	-	67

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,904	127	-	-	-	127
Bansa Santander S.A. (1)	100.00	20,086	35	-	-	-	35
Subtotal		23,990	162	-	-	-	162

Total		46,391	229	-	-	-	229

				Other comprehensive income
	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31, 2018%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	169	1	-	-	-	1
Santander Corredores de Bolsa Limitada	49.41	21,075	122	(37)	(11)	(48)	74
Santander Agente de Valores Limitada	0.97	426	38	-	-	-	38
Santander S.A. Sociedad Securitizadora	0.36	1	161	-	-	-	-
Subtotal		21,671	161	(37)	(11)	(48)	113

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,366	441	-	-	-	441
Bansa Santander S.A. (1)	100.00	17,576	175	-	-	-	175
Subtotal		20,942	616	-	-	-	616

Total		42,613	777	(37)	(11)	(48)	729

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 23

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of March 31,				As of December 31,
	2019				2018
				Net				Net
	Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	79,003	10,542	68,169	292	77,761	9,595	66,374	1,795
Santander Corredores de Bolsa Limitada	89,932	45,574	44,229	129	102,228	57,999	42,691	1,538
Santander Agente de Valores Limitada	54,255	3,618	50,481	156	50,552	71	40,177	10,304
Santander S.A. Sociedad Securitizadora	688	65	639	(16)	704	66	728	(90)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,681	2,777	3,777	127	6,932	3,155	2,925	852
Bansa Santander S.A.	25,565	5,479	20,051	35	20,437	386	17,401	2,650
Total	256,124	68,055	187,346	723	258,617	71,272	170,296	17,049

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of March 31, 2019 and 2018, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of March 31,
	2019				2018
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	192	-	-	192	241	-	-	241
Interbank loans	112	-	-	112	554	-	-	554
Commercial loans	196,856	397	2,472	199,725	183,256	32,760	3,534	219,550
Mortgage loans	85,465	887	109	86,461	79,251	56,719	111	136,081
Consumer loans	145,730	37	1,781	147,548	145,459	101	1,367	146,927
Investment instruments	18,902	(42)	-	18,860	17,818	5,917	-	23,735
Other interest income	4,328	(65)	-	4,263	3,241	306	-	3,547

Interest income without income from hedge accounting	451,585	1,214	4,362	457,161	429,820	95,803	5,012	530,635

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of March 31, 2019 and December 31, 2018, the suspended interest and adjustments income consists of the following:

	As of March 31,			As of December 31,
	2019			2018
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,705	8,238	21,943	13,453	8,904	22,357
Mortgage loans	3,064	5,283	8,347	3,030	6,304	9,334
Consumer loans	4,029	301	4,330	4,172	333	4,505

Total	20,798	13,822	34,620	20,655	15,541	36,196

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 24

INTEREST INCOME, continued

c)	As of March 31, 2019 and 2018, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of March 31,
	2019			2018
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,212)	4	(3,208)	(2,694)	(253)	(2,947)
Repurchase agreements	(1,696)	-	(1,696)	(888)	-	(888)
Time deposits and liabilities	(88,108)	153	(87,955)	(76,070)	(7,792)	(83,862)
Interbank borrowings	(12,699)	-	(12,699)	(7,015)	-	(7,015)
Issued debt instruments	(59,933)	(97)	(60,030)	(55,834)	(28,806)	(84,640)
Other financial liabilities	(316)	-	(316)	(718)	(14)	(732)
Other interest expense	(755)	-	(755)	(1,835)	(2,102)	(3,937)
Interest expense without expenses from hedge accounting	(2,650)	(145)	(2,795)	(145,054)	(38,967)	(184,021)

d)	As of March 31, 2019 and 2018, the income and expense from interest is as follows:

	As of March 31,
	2019	2018
Items	MCh$	MCh$

Interest income less income from hedge accounting	457,161	530,635
Interest expense less expense from hedge accounting	(169,454)	(184,021)

Net Interest income (expense) from hedge accounting	287,707	346,614

Hedge accounting (net)	34,994	101

Total net interest income	322,701	346,715

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of March 31,
	2019	2018
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,560	1,528
Fees and commissions for guarantees and letters of credit	8,731	8,136
Fees and commissions for card services	56,154	59,508
Fees and commissions for management of accounts	8,829	8,254
Fees and commissions for collections and payments	8,349	8,928
Fees and commissions for intermediation and management of securities	2,467	2,439
Fees and commissions for insurance marketing	11,021	8,941
Office banking	3,277	3,912
Fees for other services rendered	11,000	11,206
Other fees earned	9,978	11,302
Total	121,366	124,154

	As of March 31,
	2019	2018
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(41,544)	(44,288)
Fees and commissions for securities transactions	(270)	(165)
Office banking	(435)	(4,136)
Other fees	(8,442)	(71)
Total	(50,691)	(48,660)

Net fees and commissions income	70,675	75,494

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
As of March 31, 2019	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,484	65	10	1	1,560	1,560	-	-
Fees and commissions for guarantees and letters of credit	2,235	4,395	1,592	9	8,731	8,731	-	-
Fees and commissions for card services	54,302	1,580	246	26	56,154	9,655	46,499	-
Fees and commissions for management of accounts	8,005	621	203	-	8,829	8,829	-	-
Fees and commissions for collections and payments	9,753	353	115	(1,872)	8,349	-	3,207	5,142
Fees and commissions for intermediation and management of securities	768	39	2,465	(805)	2,467	-	2,467	-
Fees and commissions for insurance marketing	11,021	-	-	-	11,021	-	-	11,021
Office banking	2,222	921	134	-	3,277	-	3,277	-
Fees for other services rendered	9,795	902	225	78	11,000	-	11,000	-
Other fees earned	2,726	3,191	3,972	89	9,978	-	9,978	-
Totals	102,811	12,067	8,962	2,474	121,366	28,775	76,428	16,163

Fee and commission expense
Compensation for card operations	(40,591)	(835)	(81)	(37)	(41,544)	-	(41,544)	-
Fees and commissions for securities transactions	-	-	(10)	(260)	(270)	-	(270)	-
Office banking	(277)	(91)	(66)	(1)	(435)	-	(435)	-
Other fees	(4,777)	(1,227)	(1,221)	(1,217)	(8,442)	-	(8,442)	-
Totals	(45,645)	(2,153)	(1,378)	(1,515)	(50,691)	-	(50,691)	-
Net fees and commissions income	57,166	9,914	7,584	(3,989)	70,675	28,775	25,737	16,163

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
As of March 31, 2018	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,437	41	52	(2)	1,528	1,528	-	-
Fees and commissions for guarantees and letters of credit	2,665	3,832	1,610	29	8,136	8,136	-	-
Fees and commissions for card services	57,267	1,893	324	24	59,508	8,133	51,375	-
Fees and commissions for management of accounts	7,450	619	185	-	8,254	8,254	-	-
Fees and commissions for collections and payments	15,262	279	133	(6,747)	8,928	-	4,294	4,634
Fees and commissions for intermediation and management of securities	1,174	5	1,379	(119)	2,439	-	2,439	-
Fees and commissions for insurance marketing	-	-	-	8,941	8,941	-	-	8,941
Office banking	2,846	946	120	-	3,912	-	3,912	-
Fees for other services rendered	10,018	961	215	12	11,206	-	11,206	-
Other fees earned	1,412	2,337	7,369	184	11,302	-	11,302	-
Totals	99,531	10,913	11,387	2,323	124,154	26,051	84,528	13,575

Fee and commission expense
Compensation for card operations	(39,926)	(719)	(76)	(3,567)	(44,288)	-	(44,288)	-
Fees and commissions for securities transactions	(131)	(98)	(114)	178	(165)	-	(165)	-
Office banking	(2,660)	(860)	(610)	(6)	(4,136)	-	(4,136)	-
Other fees	2,364	(155)	(92)	(2,188)	(71)	-	(71)	-
Totals	(40,353)	(1,832)	(892)	(5,583)	(48,660)	-	(48,660)	-
Net fees and commissions income	59,178	9,081	10,495	(3,260)	75,494	26,051	35,868	13,575

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of March 31, 2019 and 2018, the detail of income from financial operations is as follows:

	As of March 31,
	2019	2018
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(182,196)	(35,156)
Trading investments	3,489	4,924
Sale of loans and accounts receivables from customers
Current portfolio	-	-
Charged-off portfolio	771	747
Available for sale investments	10,402	2,907
Repurchase of issued bonds (1)	(861)	(168)
Other profit and loss from financial operations	(115)	(428)
Total	(168,510)	(27,174)

(1) As of March 31, 2019 the Bank hasn’t made any repurchases of bonds, see Note 3.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of March 31, 2019 and 2018, net foreign exchange income is as follows:

	As of March 31,
	2019	2018
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	246,982	53,336
Hedging derivatives	(37,476)	(1,702)
Income from assets indexed to foreign currency	(2,151)	(1,251)
Income from liabilities indexed to foreign currency	-	12
Total	207,355	50,395

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered for March 31, 2019 and 2018 is the following:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(2,862)	(6,882)	(3,582)	(18,866)	-	-	(32,192)
Provisions established	(28)	(21,361)	(20,337)	(5,197)	(42,757)	(1,451)	(455)	(91,586)
Total provisions and charge-offs	(28)	(24,223)	(27,219)	(8,779)	(61,623)	(1,451)	(455)	(123,778)
Provisions released (*)	5	11,982	4,700	1,912	6,943	506	145	26,193
Recovery of loans previously charged-off	-	2,932	3,487	4,313	10,579	-	-	21,311
Net charge to income	(23)	(9,309)	(19,032)	(2,554)	(44,101)	(945)	(310)	(76,274)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of March 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(3,209)	(5,979)	(1,601)	(21,906)	-	-	(32,695)
Provisions established	-	(13,395)	(21,233)	(3,749)	(46,660)	(1,312)	(664)	(87,013)
Total provisions and charge-offs	-	(16,604)	(27,212)	(5,350)	(68,566)	(1,312)	(664)	(119,708)
Provisions released (*)	68	9,749	1,091	793	10,010	1,562	211	23,484
Recovery of loans previously charged-off	-	3,196	4,589	3,319	9,715	-	-	20,819
Net charge to income	68	(3,659)	(21,532)	(1,238)	(48,841)	250	(453)	(75,405)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	9,821	23,240	7,562	57,736	98,359
Provision applied	(6,956)	(16.358)	3,980)	(38,870)	(66,167)
Net charge offs of individually significant loans	2,862	6,882	3,582	18,866	32,192

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Loan charge-off	10,865	20,821	4,747	64,971	101,404
Provision applied	(7,656)	(14,842)	(3,146)	(43,065)	(68,709)
Net charge offs of individually significant loans	3,209	5,979	1,601	21,906	32,695

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 29

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

As of March 31, 2019 and 2018, the composition for personnel salaries and expenses is the following:

	As of March 31,
	2019	2018
	MCh$	MCh$

Personnel compensation	58,593	58,115
Bonuses or gratuities	18,822	20,378
Stock-based benefits	(132)	(139)
Seniority compensation	5,489	(305)
Pension plans	(64)	294
Training expenses	1,083	953
Day care and kindergarden	813	809
Health and welfare funds	1,617	1,472
Other personnel expenses	8,336	7,939
Total	94,557	89,516

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 30

ADMINISTRATIVE EXPENSES

As of March 31, 2019 and 2018, the composition for administrative expenses is the following:

	As of March 31,
	2019	2018
	MCh$	MCh$

General administrative expenses	33,174	37,242
Maintenance and repair of property, plant and equipment	4,761	5,562
Office lease	-	7,313
Equipment lease	-	28
Expenses for short-term lease agreements	1,672	-
Expenses for low value lease contracts	-	-
Other expenses of obligations for lease agreements	33	-
Insurance premiums	879	753
Office supplies	1,395	1,740
IT and communication expenses	12,325	10,083
Lighting, heating, and other utilities	1,273	1,415
Security and valuables transport services	3,736	3,395
Representation and personnel travel expenses	704	1,214
Judicial and notarial expenses	342	170
Fees for technical reports and auditing	2,431	2,822
Other general administrative expenses	3,623	2,747
Outsourced services	19,934	16,662
Data processing	8,398	8,289
Archive service	867	848
Valuation service	831	739
Outsourced staff	4,068	2,816
Other	5,770	3,970
Board expenses	315	314
Marketing expenses	3,569	4,504
Taxes, payroll taxes, and contributions	2,569	3,433
Real estate taxes	443	431
Patents	540	479
Other taxes	-	5
Contributions to SBIF	1,361	2,518
Total	59,336	62,155

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during March 31, 2019 and 2018 are detailed below:

	As March 31,
	2019	2018
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(11,968)	(13,355)
Intangible assets amortization	(6,316)	(5,825)
Amortization for Right of use assets (*)	(7,879)	-
Total depreciation and amortization	(26,163)	(19,180)
Property, plant and equipment impairment	-	(39)
Totales	(26,163)	(19,219)

(*) By application of IFRS 16, according to circular Banks No. 3,645 of the SBIF, a new charge line for depreciation and amortization is added.

As of March 31, 2019, the impairment amount of fixed assets amounts to $39 million ($184 million as of March 31, 2018), mainly due to ATM incidents.

b)	The changes in book value due to depreciation and amortization for March 31, 2019 and 2018 are the following:

	Depreciation and amortization 2019
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(290,466)	(151,492)	(33,977)	(475,935)
Depreciation and amortization for the period	(11,968)	(6,316)	(7,879)	(26,163)
Sales and disposals in the period	34,122	1,228	138	35,488
Other	-	-	-	-
Balance as of March 31, 2019	(268,312)	(159,580)	(41,718)	(466,610)

	Depreciation and amortization 2018
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(290,931)	(261,828)	-	(552,759)
Depreciation and amortization for the period	(13,355)	(5,825)	-	(19,180)
Sales and disposals in the period	26	-	-	26
Other	-	-	-	-
Balance as of March 31, 2018	(304,260)	(267,653)	-	(571,913)

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of March 31,
	2019	2018
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,556	1,155
Recovery of charge-offs and income from assets received in lieu of payment	3,149	4,150
Other income from assets received in lieu of payment	191	640
Subtotal	4,896	5,945

Provisions released due to contingencies (1)	44	-
Subtotal	-	-
Other income
Leases	-	-
Income from sale of property, plant and equipment	50	1
Recovery of provisions for contingencies	-	100
Ingresos distintos a intereses y comisiones por contratos de arrendamiento	4	-
Compensation from insurance companies due to damages	-	261
Other	162	-
Subtotal	216	362

Total	5,156	6,307

(1) The bank maintained provisions due to contingencies according to IAS 37, which during 2018 resulted in favor of the bank.

b)	Other operating expenses is conformed by the following concepts:

	As of March 31,
	2019	2018
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	2,622	5,448
Provisions on assets received in lieu of payment	212	446
Expenses for maintenance of assets received in lieu of payment	526	489
Subtotal	3,360	6,383

Credit card expenses	354	761
Customer services	512	1,034

Other expenses
Operating charge-offs	72	92
Life insurance and general product insurance policies	110	317
Additional tax on expenses paid overseas	-	-
Gain (Loss) for sale of PP&E	11	21
Provisions for contingencies	1,489	923
Expense for the Retail Association	891	215
Other	7,366	175
Subtotal	9,939	1,743

Total	14,165	9,921

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE N°33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”. However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE N°33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of March 31,				As of December 31,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	141,896	405	2,840	7,977	122,289	459	4,299	233
Mortgage loans	-	-	19,224	-	-	-	18,814	-
Consumer loans	-	-	4,542	-	-	-	5,335	-
Loans and account receivable	141,896	405	26,606	7,977	122,289	459	28,448	233

Provision for loan losses	(349)	(65)	(116)	(3)	(308)	(9)	(116)	(5)
Net loans	141,547	340	26,490	7,974	121,981	450	28,332	228

Guarantees	381,002	-	22,167	7,369	442,854	-	22,893	7,171

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	5,111	-	-	95	5,392	-	2,060	44
Performance guarantees	382,747	204	-	-	445,064	-	3,364	-
Contingent loans	387,858	204	-	95	450,456	-	5,424	44

Provision for contingent loans	(1)	-	-	-	(1)	-	(18)	-
Net contingent loans	387,857	204	-	95	450,455	-	5,406	44

Loans regarding activity with related parties during the periods of 2019 and is the following:

	As of March 31,				As of December 31,
	2019				2018
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	572,745	459	33,871	7,899	476,906	771	27,051	7,826
Loans granted	21,193	207	2,014	359	200,657	39	16,574	773
Loan payments	(64,184)	(57)	(9,279)	(186)	(104,818)	(351)	(9,754)	(700)
Total	529,754	609	26,606	8,072	572,745	459	33,871	7,899

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of Marzo 31,				As of December 31,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	52,119	-	-	-	189,803	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	752,925	85,704	-	-	748,632	105,358	-	9
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	56,302	85,146	-	-	38,960	51,842	-	-

Liabilities
Deposits and other demand liabilities	17,988	21,577	2,424	541	27,515	(21,577)	2,493	(480)
Obligations under repurchase agreements	5,764	2,201	426	-	6,501	-	329	68
Time deposits and other time liabilities	2,054,385	-	3,181	838	2,585,337	-	3,189	(838)
Financial derivative contracts	759,561	79,967	-	4	770,624	112,523	-	-
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	370,161	-	-	-	335,443	-	-	-
Other financial liabilities	6,627	-	-	-	6,807	-	-	-
Other liabilities	5,623	82,684	-	-	60,884	89,817	-	-

c)	Recognized income (expense) with related parties

	As of March 31,				As of December 31,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(17,690)	(1,020)	164	89	(53,256)	(156)	1,252	508
Fee and commission income and expenses	39,361	6,420	63	8	91,178	7,826	305	22
Net income (expense) from financial operations and foreign exchange transactions (*)	110,435	(29,615)	(22)	(1)	(566,677)	65,727	27	(12)
Other operating income and expenses	-	(1,479)	-	-	42	1,388	-	-
Key personnel compensation and expenses	-	-	(8,525)	-	-	-	(11,761)	-
Administrative and other expenses	(9,679)	(11,341)	-	-	(43,035)	(50,764)	-	-

Total	122,427	37,035	(8,323)	96	(571,748)	24,022	(10,177)	518

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of March 31,
	2019	2018
	MCh$	MCh$

Personnel compensation	3,707	4,303
Board member`s salaries and expenses	315	303
Bonuses or gratuity	4,203	4,064
Compensation in stock	(132)	(139)
Training expenses	2	42
Seniority compensation	352	657
Health funds	65	70
Other personnel expenses	79	163
Pension Plans (*)	(64)	294
Total	8,527	9,757

(*) Part of the executives that qualified for this benefit stopped being a part of the Group for different motives without fulfilling the requirements to obtain this benefit. Due to this the liability was reduced generating an income from the reversal from these provisions.

e)	Composition of key personnel

As of March 31, 2019 and December 31, 2018, the composition of the Bank’s key personnel is as follows:

	N° of executives
	As of March 31,	As of December 31,
Position	2019	2018

Directors	10	11
Division managers	12	12
Managers	106	119

Total key personnel	128	142

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community, In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of March 31, 2019 and December 31, 2018:

	As of March 31, 2019		As of December 31, 2018
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	94,808	94,808	77,041	77,041
Financial derivative contracts	2,983,230	2,983,230	3,100,635	3,100,635
Loans and accounts receivable from customers and interbank loans, (net)	29,805,701	33,819,686	29,485,435	30,573,611
Investments available for sale	2,799,044	2,799,044	2,394,323	2,394,323
Guarantee deposits (margin accounts)	233,175	233,175	170,232	170,232

Liabilities
Deposits and interbank borrowings	23,196,909	23,474,183	23,597,863	23,770,106
Financial derivative contracts	2,546,341	2,546,341	2,517,728	2,517,728
Issued debt instruments and other financial liabilities	8,750,100	9,487,974	8,330,633	8,605,135
Guarantees received (margin accounts)	512,903	512,903	371,512	371,512

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of March 31, 2019 and December 31, 2018.

	Fair value measurement
	2019	Level 1	Level 2	Level 3
As of March 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	94,808	94,808	-	-
Available for sale investments	2,799,044	2,776,249	22,144	651
Derivatives	2,983,230	-	2,972,777	10,453
Guarantee deposits (margin accounts)	233,175	-	233,175	-
Total	6,110,257	2,871,057	2,228,096	11,104

Liabilities
Derivatives	2,546,341	-	2,546,341	-
Guarantees received (margin accounts)	512,903	-	512,903	-
Total	3,059,244	-	3,059,244	-

	Fair value measurement
	2018	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	77,041	71,158	5,883	-
Available for sale investments	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	5,742,321	2,439,926	3,290,112	12,193

Liabilities
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	2,889,240	-	2,888,445	795

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of March 31, 2019 and 2018:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2019	12,193	795
Total realized and unrealized profits (losses)
Included in statement of income	(1,089)	(795)
Included in other comprehensive income	-	-
Purchases, issuances, and loans (net)	-	-

As of March 31, 2019	11,104	-

Total profits or losses included in comprehensive income at March 31, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	(1,089)	(795)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7

Total realized and unrealized profits (losses)
Included in statement of income	(8,367)	156,991
Included in other comprehensive income	23	-
Purchases, issuances, and loans (net)	-	-

As of March 31, 2018	14,643	156,998

Total profits or losses included in comprehensive income at March 31, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(8,344)	156,991

The realized and unrealized profits (losses) included in comprehensive income for 2019 and 2018, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of March 31, 2019 and 2018 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2019 and 2018:

	As of March 31, 2019
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,829,646	-	2,829,646	153,584	2,983,230
Investments under resale agreements	5,015	-	5,015	-	5,015
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	29,805,701	29,805,701
Total	2,834,661	-	2,834,661	29,959,285	32,793,946

Liabilities
Financial derivative contracts	2,413,564	-	2,413,564	132,777	2,546,341
Investments under resale agreements	120,935	-	120,935	-	120,935
Déposits and interbank borrowings	-	-	-	23,196,909	23,196,909
Total	2,534,499	-	2,534,499	23,329,686	25,864,185

	As of December 31, 2018
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	3,100,635
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	29,485,435	29,485,435
Total	1,947,726	-	1,947,726	30,683,344	32,586,070
Liabilities
Financial derivative contracts	1,735,555	-	1,735,555	782,173	2.517,728
Investments under resale agreements	48,545	-	48,545	-	48,545
Déposits and interbank borrowings	-	-	-	23,597,862	23,597,862
Total	2,195,715	-	2,195,715	24,380,035	26,164,135

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 35

SUBSEQUENT EVENTS

During an extraordinary session held on April 2, 2019, the board agreed to propose to the Common Shareholders on a meeting held on April 21, 2019 a dividend distribution equivalent to Ch$2.24791611 per share, corresponding to 75% of the net income for the year ended 2018. The remainding 25% will be destined to increase the Bank’s reserves.

There are no other subsequent events to be disclosed that occurred between April 1, 2018 and the date of issuance of these Financial Statements (April 17, 2018).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Interim Financial Statements March 2019 / Banco Santander Chile 111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: May 16, 2019